FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Notwithstanding the foregoing, information contained on the website at www.reducol.com is not incorporated by reference in the prospectus.  Information contained in the attached press release contains forward looking information.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:	March 2, 2005

Forbes Medi-Tech Receives European Approval for Reducol™ in Seven Major Food Groups
~Approval Creates New Opportunities for Cholesterol-Lowering Ingredient in Europe~

Vancouver, BC – Forbes Medi-Tech Inc. (TSX: FMI; NASDAQ: FMTI) announced today that the Company received an opinion of substantial equivalence from European regulatory authorities allowing Forbes to market its cholesterol-lowering ingredient, Reducol™, in a variety of approved food groups including: yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings. The substantial equivalence notification follows the recent approval for the use of Reducol™ in milk-based products. With regulatory approvals in place and the recently announced expansion of the Company’s 50-50 manufacturing joint-venture facility, Forbes is in a favorable position to capitalize on EU consumers’ preference for non-GMO foods.

“Our sales opportunities have increased significantly with the approval of Reducol™ in these key food groups,” said President and CEO, Charles Butt. “I am very encouraged by the level of enthusiasm of our European partners as they prepare for Reducol™ product launches in the coming months.”

About Reducol™

Reducol™ is a clinically proven ingredient to help lower LDL (bad) cholesterol levels safely and naturally. It is a unique blend of naturally occurring compounds found in plants known as phytosterols and phytostanols. Reducol™ is produced by the Phyto-Source joint venture manufacturing facility in Pasadena, Texas, a 50-50 joint venture currently representing the largest approved source of food grade wood sterols in the world. Additional information on Reducol™ can be found at www.reducol.com

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from by-products of the forestry industry and other natural sources for the prevention and treatment of cardiovascular and related diseases.  The Company’s scientific platform is based on core sterol technology.  Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements regarding new sales opportunities for Reducol™ in Europe and future product launches. Forward looking statements can be identified by the use of forward-looking terminology such as “opportunties”, “prepare for”, “coming  months”, “to capitalize” or any other variations thereon or comparable terminology referring to future dates, events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation; uncertainty of the size and existence of a market opportunity for the Company's and its customers’ products; uncertainty whether planned product launches will occur as planned;  uncertainty regarding market acceptance of the Company’s and its customers’ products; the need for performance by the Company’s customers; product liability and insurance risks; the Company’s dependency on its manufacturing joint venture partner; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition;  exchange rate fluctuations;  the Company’s need for additional future capital, which may not be available in a timely manner or at all; intellectual property risks; environmental risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.